UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Anchiano Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, no par value

American Depositary Shares, each of which represents five Ordinary Shares, no par value,

evidenced by American Depositary Receipts

(Title of Class of Securities)

03280X102*

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

February 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,521,735 shares
	8	SHARED VOTING POWER 9,307,662 shares
	9	SOLE DISPOSITIVE POWER 6,521,735 shares
	10	SHARED DISPOSITIVE POWER 9,307,662 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on February 13, 2019 (the “Prospectus”), inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement (as defined in Item 3), triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,307,662 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,307,662 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,307,662 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 6,521,735 Ordinary Shares, represented by 1,304,347 ADSs that are owned directly by Access Industries Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of American Depositary Shares, no par value (“ADSs”), evidenced by American Depositary Receipts, each of which represents five ordinary shares, no par value per share (the “Ordinary Shares”), of Anchiano Therapeutics Ltd. (the “Issuer”). As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Exchange Act.

Item 1	Security and Issuer

This Schedule 13D relates to the ADSs of the Issuer. The address of the Issuer’s principal executive office is: 1/3 High-Tech Village, Givat Ram, P.O. Box 39264, Jerusalem, 9139102 Israel.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.5 hereto.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of CBI.

As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under Act, with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Exchange Act.

Item 3	Source and Amount of Funds or Other Considerations

On August 13, 2012, the Issuer completed a reverse merger with BioCancell Therapeutics Inc. In exchange for CBI’s shares and warrant to purchase ordinary shares of BioCancell Therapeutics Inc., the Issuer issued CBI 27,323,134 ordinary shares and a warrant to purchase 1,720,763 ordinary shares of the Issuer.

On November 12, 2012, CBI acquired 36,905,000 ordinary shares of the Issuer in a public offering on the Tel Aviv Stock Exchange (the “TASE”) for consideration of NIS 15.5 million (approximately $3.9 million). CBI funded this purchase using cash on hand.

On May 26, 2013, CBI acquired 14,109,600 ordinary shares of the Issuer in a public offering on the TASE for consideration of NIS 11.1 million (approximately $3 million). CBI funded this purchase using cash on hand.

On June 27, 2013, CBI exercised its warrant to purchase 1,720,763 ordinary shares of the Issuer for consideration of NIS 0.7 million (approximately $0.2 million). CBI funded this exercise using cash on hand.

On July 21, 2013, the Issuer completed a 10:1 reverse share split, and 80,058,497 ordinary shares of the Issuer held by CBI at that time were converted into 8,005,850 ordinary shares of the Issuer.

On August 4, 2013, CBI acquired 2,873,920 ordinary shares of the Issuer for consideration of NIS 2.9 million (approximately $0.8 million) as a result of anti-dilution provisions relating to CBI’s investment in BioCancell Therapeutics Inc. triggered by the Issuer’s private offering in July 2012 and public offering in November 2012. CBI funded this purchase using cash on hand.

On January 23, 2014, CBI acquired 2,719,942 ordinary shares of the Issuer through the exercise of ordinary share purchase rights acquired in the Issuer’s subscription rights offering for consideration of NIS 6.4 million (approximately $1.8 million). CBI funded this purchase using cash on hand.

On July 28, 2014, CBI acquired 10,632,080 ordinary shares of the Issuer through the exercise of ordinary share purchase rights acquired in the Issuer’s subscription rights offering for consideration of NIS 25.6 million (approximately $7.5 million). CBI funded this purchase using cash on hand.

On February 16, 2015, CBI acquired 773,285 ordinary shares of the Issuer for consideration of NIS 77 thousand (approximately $20 thousand) as a result of anti-dilution provisions relating to CBI’s investment in BioCancell Therapeutics Inc. to reflect delays in prior issuances of anti-dilution shares and to reflect adjustments to the anti-dilution provisions.

On March 15, 2015, CBI acquired 15,400,000 ordinary shares of the Issuer through the exercise of ordinary share purchase rights acquired in the Issuer’s subscription rights offering for consideration of NIS 15.4 million (approximately $3.8 million). CBI funded this purchase using cash on hand.

On June 16, 2016, CBI acquired 1,980,192 ordinary shares of the Issuer through the exercise of ordinary share purchase rights acquired in the Issuer’s subscription rights offering for consideration of NIS 2 million (approximately $0.5 million). CBI funded this purchase using cash on hand.

On June 10, 2018, the Issuer completed a 10:1 reverse share split, and 34,794,908 ordinary shares held by CBI at that time were converted into 3,479,491 Ordinary Shares.

On June 29, 2018, pursuant to a securities purchase agreement, dated March 29, 2018, between the Issuer and certain investors, including CBI (the “Purchase Agreement”), CBI purchased 1,301,481 Ordinary Shares at a price $0.3842 per share and was issued a warrant to purchase an additional 1,041,185 Ordinary Shares at a price of NIS 16.20 per share. CBI acquired the Ordinary Shares through the repayment of the bridge financing that was provided to the Issuer by CBI in an amount of $3.0 million (by deducting the repayment amount from the $5.0 million purchase price of the securities acquired by CBI) and $2.0 million of cash on hand. In addition, CBI was issued certain purchase price protections with respect to their Ordinary Shares and warrant in the event of a future share issuance by the Issuer, including an initial public offering of ADSs, where the price per share does not increase by least 42.86% over the price per share in the June 2018 offering.

On February 14, 2019, AIH and CBI purchased 6,521,735 Ordinary Shares (represented by 1,304,347 ADSs) and 326,085 Ordinary Shares (represented by 65,217 ADSs), respectively, in the Issuer’s initial public offering of ADSs at a price of $11.50 per ADS. Each purchase was funded using cash on hand.

On February 14, 2019, in connection with the closing of the Issuer’s initial public offering of ADSs, as a result of triggering the price protection rights, described above, CBI became entitled to be issued 1,804,109 Ordinary Shares and the warrant will be adjusted to provide for the purchase of an additional 1,355,311 Ordinary Shares from the Issuer. In addition, pursuant to the Warrant Agreement (as defined in Item 6), the exercise price of CBI’s warrant to purchase Ordinary Shares was reduced to $1.932 per share.

Item 4	Purpose of Transaction

The Reporting Persons who hold Ordinary Shares and ADSs directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Isaac Kohlberg, a director of CBI, and Robert Connelly, a consultant of CBI, currently serve on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional ADSs or Ordinary Shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law and, as applicable, the Lock-Up Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

6,521,735 Ordinary Shares, represented by 1,304,347 ADSs, are owned directly by AIH and may be deemed to be beneficially owned by Access LLC, AIM and Len Blavatnik because (i) Access LLC controls a majority of the outstanding voting interests in AIH, (ii) AIM controls Access LLC and AIH, and (iii) Len Blavatnik controls AIM, Access LLC and AIH. Each of the Reporting Persons (other than AIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

9,307,662 Ordinary Shares may be deemed beneficially owned by CBI, including (i) 6,585,081 Ordinary Shares owned directly by CBI, (ii) 326,085 Ordinary Shares, represented by 65,217 ADSs owned directly by CBI and (iii) 2,396,496 Ordinary Shares issuable upon exercise of a warrant owned directly by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange. Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”); (vii) Access AI wholly owns Clal Industries Ltd. (“CI”); and (viii) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than CBI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On February 14, 2019, AIH and CBI purchased 6,521,735 Ordinary Shares (represented by 1,304,347 ADSs) and 326,085 Ordinary Shares (represented by 65,217 ADSs), respectively, at a price of $11.50 per ADS from the underwriters in the Issuer’s public offering of ADSs pursuant to the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on February 13, 2019.

On February 14, 2019, in connection with the closing of the Issuer’s initial public offering of ADSs, as a result of triggering the price protection rights, described in Item 3, CBI became entitled to be issued 1,804,109 Ordinary Shares and the warrant will be adjusted to provide for the purchase of an additional 1,355,311 Ordinary Shares from the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Information Rights Agreement

CBI is party to an Information Rights Agreement, dated December 19, 2018 (the “Information Rights Agreement”), with the Issuer. The Information Rights Agreement provides CBI with the right to receive the Issuer’s annual and quarterly financial statements, auditor consent letters and valuation reports, and other information reasonably required by CBI to enable it to prepare its financial statements. The Information Rights Agreement also requires the Issuer to provide CBI with information material to the Issuer and mandated to be disclosed by the requirements applicable to CBI, as well as certain other material information of the Issuer. The Information Rights Agreement contains customary confidentiality provisions and terminates when CBI, and any company that controls CBI, is no longer required to issue public reports relating to the Issuer pursuant to the Israeli Securities Law or the Exchange Act.

The foregoing description of the Information Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Information Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock Up Agreement

In January 2019, CBI signed a lock-up letter agreement (the “Lock-Up Agreement”), under which it agreed, subject to certain exceptions, that, without the prior written waiver of Oppenheimer & Co., it will not, during the period ending 180 days after the date on which the underwriting agreement is entered into, offer, sell, assign, contract to sell, pledge, grant any option to purchase or otherwise dispose of any Ordinary Shares or ADSs, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Ordinary Shares or ADSs held by or acquired by CBI, or that may be deemed to be beneficially owned by CBI, or demand for, or exercise any rights with respect to, the registration of any Ordinary Shares or ADSs or related securities.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Warrant Agreement

In connection with the June 2018 offering pursuant to the Purchase Agreement, CBI entered into a warrant agreement, dated June 20, 2018, with the Issuer (the “Warrant Agreement”), pursuant to which CBI acquired the initial right to purchase 1,041,185 Ordinary Shares at a price of NIS 16.20 per share. As a result of the Issuer’s initial public offering of ADSs, CBI’s warrant will be adjusted to provide for the purchase of an additional 1,355,311 Ordinary Shares from the Issuer and the exercise price of CBI’s warrant to purchase Ordinary Shares will be reduced to $1.932 per share. CBI may elect to exercise its warrant in whole or in part and from time to time at any time until June 29, 2023, in cash or on a net issuance basis, in an amount equal to the aggregate exercise price for the Ordinary Shares being acquired upon exercise. The number of Ordinary Shares purchasable upon exercise of the warrant and the exercise price is subject to further adjustments, as set forth in the Warrant Agreement. The warrant is transferable only to certain permitted transferees of CBI.

The foregoing description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, which is filed as an exhibit and incorporated herein by reference.

Investors’ Rights Agreement

CBI is a party to an investors’ rights agreement, dated June 29, 2018, with the Issuer (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides that under certain circumstances, certain holders of the Ordinary Shares, including CBI, have the right to demand that the Issuer file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), providing for the resale by such holders (and their permitted transferees) of Ordinary Shares acquired under the Purchase Agreement, Ordinary Shares issued upon the exercise of any warrant granted in connection with the closing of the offering pursuant to the Purchase Agreement, and Ordinary Shares issued as a dividend, upon any stock split or other distribution, or in exchange for or in replacement of such shares (collectively, the “Registrable Securities”), or request that their Registrable Securities be covered by a registration statement that the Issuer is otherwise filing. CBI’s registration rights under the Investors’ Rights Agreement will terminate when all of CBI’s Registrable Securities could be sold without restriction pursuant to Rule 144 under the Securities Act.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Information Rights Agreement, dated as of December 19, 2018, by and between Anchiano Therapeutics Ltd. and Clal Biotechnology Industries Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (file number 333-229155) filed with the Securities and Exchange Commission on January 7, 2019, by Anchiano Therapeutics Ltd.).

99.2	Form of Lock-up Letter Agreement, by and between Clal Biotechnology Industries Ltd. and Oppenheimer & Co. (incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Form 6-K (file number 001-38807) filed with the Securities and Exchange Commission on February 14, 2019, by Anchiano Therapeutics Ltd.)

99.3	Warrant Agreement, dated as of June 20, 2018, by and between BioCancell Ltd. and Clal Biotechnology Industries Ltd.

99.4	Investors’ Rights Agreement, dated as of June 29, 2018, by and between Anchiano Therapeutics Ltd. and each of the entities and individuals named therein

99.5	Joint Filing Agreement, dated as of February 21, 2019.

99.6	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2019

ACCESS INDUSTRIES HOLDINGS LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES, LLC	/s/ Alejandro Moreno
Alejandro Moreno

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen
Ofer Gonen

/s/ Assaf Segal
Assaf Segal

*
Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Officers of Clal Biotechnology Industries Ltd.

Name	Principal Business/ Occupation	Citizenship

Ofer Gonen	Chief Executive Officer of CBI	Israel

Assaf Segal	Chief Financial Officer of CBI	Israel

Avi Fischer	Chairman of CBI; Chairman and Chief Executive Officer of Clal Industries Ltd., the controlling shareholder of CBI; Chairman of Claltech Investments (2016) LLP; Chairman of Mashav Initiating and Development Ltd.; Chairman of Nesher Ltd.; Chairman of Clal Sun Ltd.	Israel

Yuval Yanai	Consulting and accompanying medical firms at Yuval Yanai Consulting and Management Ltd.	Israel

Prof. Gabi Barbash	Chairman of Nara Medical Center Ltd.; Chief Executive of Consilium Isreal; Director, Bench to Bedside program, Weizmann Institute of Science, Israel	Israel

Isaac Kohlberg	Senior Associate Provost Chief Technology Development Officer, Harvard University USA	Israel and United States of America

Shmuel Rubinstein	Director of several private and public companies; Consultant for BDO Ziv Haft’s High-Tech Division; Consultant for Sol-Gel Technologies Ltd.	Israel

Sigalia Heifetz	Business consultant	Israel

Nufar Malovani	Vice President, General Counsel, Corporate Secretary and Human Resources Manager at Clal Industries Ltd.	Israel

Tomer Babai	Senior analyst at Clal Industries Ltd.; Vice President Israel and United States of America of Claltech Investments (2016) LLP

The address for each director and officer is c/o Clal Biotechnology Industries Ltd., 3 Azrieli Center Triangle Tower, 45 Floor, 132 Menachem Begin St. Tel Aviv 6702301, Israel.